FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2019

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, June 18, 2019

Ger. Gen. N° 55 /2019

Mr. Joaquín Cortez Huerta

Chairman

Financial Markets Committee

Av. Libertador General Bernardo O’Higgins N°1449

Santiago, Chile

Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2 under Securities Market Law No. 18.045, and as established under General Norm No. 30 of said Commission, I, duly authorized, hereby attach as the following Significant Event: the press release addressed to the National Securities Commission of the Republic of Argentina, issued today by our Argentine subsidiary Empresa Distribuidora Sur S.A. ("Edesur"). As stated in the press release, the aforementioned subsidiary held its Extraordinary General Shareholders’ Meeting that ratified the agreements reached by the subsidiary and the Government of Argentina, which were subsequently informed in detail to the market by Enel Americas S.A. as a Significant Event, via press releases dated May 16 and May 20, 2019.

Yours truly

Domingo Valdés

General Counsel

Enel Américas S.A.

cc.:          Banco Central de Chile (Central Bank of Chile)

                Bolsa de Comercio de Santiago (Santiago Stock Exchange)

                Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

                Banco Santander Santiago- Representante de Tenedores de Bonos (Bondholders Representative)

                Depósito Central de Valores (Central Securities Depositary)

  Comisión Clasificadora de Riesgo (Risk Classification Commission)

Buenos Aires, June 18, 2019

National Securities Commission

Ref: General Extraordinary Shareholders’ Meeting held on June 14, 2019.

To whom it may concern:

I am writing to you as Representative of Empresa Distribuidora Sur Sociedad Anónima (Edesur S.A.) in order to present, pursuant to the provisions of subsection e) of Article 4, Chapter II, Title II of the National Securities Commission’s Regulations, the synthesis of the decisions taken by the referred to Shareholders’ Meeting.

Yours truly

Hernán Rey
Representative

EMPRESA DISTRIBUIDORA SUR SOCIEDAD ANÓNIMA (EDESUR S.A.)

Synthesis of the decisions of the Extraordinary Shareholders’ Meeting held on June 14, 2019. Attended by 2 shareholders, acting in representation and with a quorum of 99.45%

First point: Designation of two shareholders to sign the minutes.

It was unanimously agreed to designate the representatives of Distrilec Inversora S.A. and Enel Argentina S.A. to sign the minutes.

Second point: Ratification of the decisions of the Board of Directors pursuant to the signing of the Agreement of the Implementation of Jurisdiction Transfer and the Obligations Regularization Agreement.

It was decided unanimously: to ratify all the Board of Directors’ decisions in relation to the negotiation and signing of the " AGREEMENT OF THE IMPLEMENTATION OF JURISDICTION TRANSFER OF THE ELECTRIC ENERGY PUBLIC SERVICE TO THE PROVINCE OF BUENOS AIRES AND THE AUTONOMOUS CITY OF BUENOS AIRES" whose aim was to implement the transfer of the public service under concession to Edesur; and to ratify the decisions of the Board of Directors in relation to the negotiation and the signing of the "OBLIGATIONS REGULARIZATION AGREEMENT FOR THE TRANSFER OF THE CONCESSIONS TO LOCAL JURISDICTIONS, which provides the final solution to the regulatory assets and liabilities.

Third point: Consideration of the renunciation and abandonment of actions and rights under the aforementioned agreements and granting of indemnity.

It was decided unanimously: to approve the whole OBLIGATIONS REGULARIZATION AGREEMENT and also to approve: (i) the renunciation and abandonment of rights, actions and administrative, judicial, extrajudicial or arbitration claims, in the Republic of Argentina, abroad and at international level in relation to any tariff issues linked to the transition period stemming from the concession contracts and/or the agreement minutes, to any income difference during that period and any fact, action or omission that might have taken place during the transition period; (ii) the renunciation and abandonment of rights, actions and administrative, judicial, extrajudicial or arbitration claims, in the Republic of Argentina, abroad and at international level in relation to differences stemming from the cap implementation in the invoices of users, beneficiaries of social tariffs and related to the payment for the consumption of settlements  equipped with community meters generated since the October 2017 permit, in the proportion agreed for the National State in the new framework agreement and its subsequent extensions; and (iii) to hold harmless the National State for any administrative, judicial, extra-judicial or arbitration claims in the Republic of Argentina, abroad and at international level, of its shareholders or controlling, controlled or related companies, in relation to the matters referred to in point (ii) above.

Hernán Rey
Representative

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
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Title: Chief Executive Officer

Date: June 19, 2019